SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)*

                         Boulder Specialty Brands, Inc.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    10153P207
                                 --------------
                                 (CUSIP Number)

                                December 21, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 10153P207                                               Page 2 of 6
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,250,000 shares of Common Stock (See Item 4)
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,250,000 shares of Common Stock (See Item 4)
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,000 shares of Common Stock (See Item 4)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.8% (see Item 4)
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12   TYPE OF REPORTING PERSON

     IN
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                                  SCHEDULE 13G

CUSIP NO. 10153P207                                               Page 3 of 6

Item 1(a).     Name of Issuer:

               Boulder Specialty Brands, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               6106 Sunrise Ranch Drive
               Longmont, Colorado 80503

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this
               Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.0001 per share (the "Common Stock")

Item 2(e).     CUSIP Number:

               10153P207

Item 3.        Not applicable.

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    1,250,000 shares of Common Stock*

               (b)  Percent of class:

                    Based on 15,951,050 shares of Common Stock outstanding as of December 21, 2005, the Reporting Persons hold approximately 7.8%* of the issued and outstanding Common Stock of the Issuer.

                                  SCHEDULE 13G

CUSIP NO. 10153P207                                               Page 4 of 6

               (c)  Number of shares to which such person has:

                    (i)   Sole power to vote or direct the vote: 0

                    (ii) Shared power to vote or direct the vote: 1,250,000 shares of Common Stock*

                    (iii) Sole power to dispose or to direct the disposition of:
                          0

                    (iv) Shared power to dispose of or direct the disposition of: 1,250,000 shares of Common Stock*

               *The Reporting Persons beneficially own an aggregate of 1,250,000 Common Shares. The foregoing amount of Common Shares and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark.

               All of the foregoing represents an aggregate of 1,250,000 shares of Common Stock held directly by Shepherd Investments International, Ltd. ("Shepherd"). The Reporting Persons direct the management of Stark Offshore Management, LLC ("Stark Offshore"), which acts as the investment manager and has sole power to direct the management of Shepherd. As the Managing Members of Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of a Group.

               Not applicable

Item 10.       Certification.

                                  SCHEDULE 13G

CUSIP NO. 10153P207                                               Page 5 of 6

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP NO. 10153P207                                               Page 6 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 28, 2005

                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark

                                  SCHEDULE 13G

CUSIP NO. 10153P207

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 1,250,000 shares of Common Stock of Boulder Specialty Brands, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 28, 2005.


                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark